

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2012

Via E-mail
Mr. Bruce J. Biemeck, President and Chief Financial Officer
Great Lakes Dredge & Dock Corporation
2122 York Road
Oak Brook, IL 60523

> **Re: Great Lakes Dredge & Dock Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 1-33225**

Dear Mr. Biemeck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies and Estimates, page 33

1.   We note that your reportable segments are your operating segments as well as the reporting units at which you test goodwill for impairment. Please provide us with a specific and comprehensive discussion regarding how you determined that your operating segments or reporting units did not exist at a lower level in your dredging segment. In this regard, please tell us what consideration you gave to the type of work performed as well as your geographic locations. Reference ASC 280 and ASC 350.

Note 16. Subsidiary Guarantees, page 88

2.   With a view towards future disclosure, please clarify if your domestic subsidiaries that guarantee your senior secured notes are "100% owned" as required by Rule 3-10 of Regulation S-X. To the extent that these subsidiaries are not 100% owned, please tell us why you believe it is appropriate to rely on Rule 3-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief